Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our consolidated ratio of earnings to combined fixed charges and Preferred Stock dividends for the year ended December 31, 2017 and the years ended December 31, 2013, 2014, 2015 and 2016 are set forth below.

	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013
Earnings:			(in thousands)
Net loss from continuing operations	$(14,296)	$(13,062)	$(21,377)	$(12,053)	$(3,858)
Add:
Fixed charges	17,174	13,425	9,758	6,814	2,498
Less: Net loss attributable to non-controlling interests	684	1,035	1,253	1,196	715
Total earnings	$3,562	$1,398	$(10,366)	$(4,043)	$(645)

Fixed charges:
Interest expense	$14,087	$11,265	$8,389	$5,941	$2,227
Amortization of deferred loan costs related to mortgage indebtedness	3,087	2,160	1,369	873	271
Total fixed charges	17,174	13,425	9,758	6,814	2,498
Preferred dividends	9,969	4,713	13,628	2,718	141
Preferred dividend accretion	(809)	(417)	(8,925)	(380)	—
Total combined fixed charges and preferred dividends	$26,334	$17,721	$14,461	$9,152	$2,639

Ratio of earnings to combined fixed charges and preferred dividends (A)	0.14	0.08	(0.72)	(0.44)	(0.24)

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $22.77 million, $16.32 million, $24.83 million, $13.20 million, and $3.28 million the years ended December 31, 2017, 2016, 2015, 2014, and 2013, respectively.